Exhibit 99.3

Burcon NutraScience Corporation

Consolidated Financial Statements
March 31, 2011 and 2010
(Prepared in Canadian dollars)

August 30, 2011

Independent Auditor’s Report

To the Shareholders
of Burcon NutraScience Corporation

We have audited the accompanying consolidated financial statements of Burcon NutraScience Corporation and its subsidiary, which comprise the consolidated balance sheets as at March 31, 2011 and 2010 and April 1, 2009 and the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years ended March 31, 2011 and 2010, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Burcon NutraScience Corporation and its subsidiary as at March 31, 2011 and 2010 and April 1, 2009 and its financial performance and its cash flows for the years ended March 31, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter
Burcon NutraScience Corporation has prepared a consolidated set of financial statements for the year ended March 31, 2011 in accordance with Canadian generally accepted accounting principles on which we issued an auditor’s report to the shareholders of Burcon NutraScience Corporation dated June 22, 2011.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Burcon NutraScience Corporation
Consolidated Balance Sheets

(Prepared in Canadian dollars)

	March 31,	March 31,	April 1,
	2011	2010	2009
	$	$	$
Assets

Current assets
Cash and cash equivalents	9,628,020	11,661,745	2,241,976
Short-term investments	2,304,465	2,320,372	-
Amounts receivable (note 9)	41,919	25,052	35,621
Prepaid expenses	81,570	109,566	138,172

	12,055,974	14,116,735	2,415,769

Property and equipment (note 3)	732,977	749,455	626,673

Deferred development costs - net of accumulated amortization of $nil (2010 - $nil; 2009 - $nil) (note 4)	190,284	-	-

Goodwill	1,254,930	1,254,930	1,254,930

	14,234,165	16,121,120	4,297,372

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 9)	1,328,920	401,179	346,730

Shareholders’ Equity (note 5)
Capital stock (note 9)	47,158,758	44,236,390	28,268,997
Contributed surplus	3,762,983	3,762,983	3,705,549
Options	8,915,059	5,673,677	3,112,061
Warrants	-	171,972	-
Deficit	(46,931,555)	(38,125,081)	(31,135,965)

	12,905,245	15,719,941	3,950,642

	14,234,165	16,121,120	4,297,372

Subsequent events (note 15)

Approved by the Board of Directors on August 30, 2011

(signed) Johann F. Tergesen	Director	(signed) Richard O’C. Whittall	Director

See accompanying notes to consolidated financial statements.

Burcon NutraScience Corporation
Consolidated Statements of Operations and Comprehensive Loss
For the years ended March 31, 2011 and 2010

(Prepared in Canadian dollars)

	2011	2010
	$	$

Expenses
General and administrative (notes 7 and 9)	6,055,351	4,887,490
Research and development (note 6)	2,889,853	2,189,237

Loss from operations	(8,945,204)	(7,076,727)

Interest and other income (note 9)	138,730	87,611

Loss and comprehensive loss for the year	(8,806,474)	(6,989,116)

Basic and diluted loss per share (note 8)	(0.30)	(0.25)

See accompanying notes to consolidated financial statements.

Burcon NutraScience Corporation
Consolidated Statements of Changes in Equity
For the years ended March 31, 2011 and 2010

(Prepared in Canadian dollars)

	Number of
	fully paid
	common
	shares
	(unlimited
	number of
	common
	shares						Total
	without par	Capital	Contributed				shareholders’
	value)	stock	surplus	Options	Warrants	Deficit	equity
		$	$	$	$	$	$

Balance - April 1, 2009	25,888,759	28,268,997	3,705,549	3,112,061	-	(31,135,965)	3,950,642

Net loss	-	-	-	-	-	(6,989,116)	(6,989,116)
Issued during the year for cash
Equity offering	2,942,950	16,921,962	-	-	-	-	16,921,962
Share issue costs	-	(1,717,061)	-	-	-	-	(1,717,061)
Options exercised	218,130	410,084	-	-	-	-	410,084
Transferred from options on exercise of options	-	306,894	-	(306,894)	-	-	-
Expired options	-	-	57,434	(57,434)	-	-	-
Options granted to employees	-	-	-	2,925,944	-	-	2,925,944
Warrants granted	-	-	-	-	181,600	-	181,600
Warrants exercised	6,241	35,886	-	-	-	-	35,886
Transferred from warrants on exercise of warrants	-	9,628	-	-	(9,628)	-	-

Balance - March 31, 2010	29,056,080	44,236,390	3,762,983	5,673,677	171,972	(38,125,081)	15,719,941

Net loss	-	-	-	-	-	(8,806,474)	(8,806,474)
Issued during the year for cash
Options exercised	638,000	1,225,900	-	-	-	-	1,225,900
Transferred from options on exercise of options	-	883,503	-	(883,503)	-	-	-
Options granted to employees	-	-	-	4,124,885	-	-	4,124,885
Warrants exercised	111,477	640,993	-	-	-	-	640,993
Transferred from warrants on exercise of warrants	-	171,972	-	-	(171,972)	-	-

Balance - March 31, 2011	29,805,557	47,158,758	3,762,983	8,915,059	-	(46,931,555)	12,905,245

See accompanying notes to consolidated financial statements.

Burcon NutraScience Corporation
Consolidated Statements of Cash Flows
For the years ended March 31, 2011 and 2010

(Prepared in Canadian dollars)

	2011	2010
	$	$

Cash flows from operating activities
Loss for the year	(8,806,474)	(6,989,116)
Items not affecting cash
Amortization of property and equipment	178,050	163,969
Loss on disposal of property and equipment	-	924
Stock-based compensation expense	4,091,119	2,978,092

	(4,537,305)	(3,846,131)
Changes in non-cash working capital items
Amounts receivable	(16,867)	10,569
Prepaid expenses	(3,634)	(23,542)
Accounts payable and accrued liabilities	927,741	54,449

	(3,630,065)	(3,804,655)
Cash flows from investing activities
Decrease (increase) in short-term investments	15,907	(2,320,372)
Acquisition of property and equipment	(180,608)	(288,503)
Development costs deferred	(105,852)	-
Proceeds from disposal of property and equipment	-	828
	(270,553)	(2,608,047)

Cash flows from financing activities
Issue of capital stock	1,866,893	17,367,932
Share issue costs	-	(1,535,461)

	1,866,893	15,832,471

(Decrease) increase in cash and cash equivalents	(2,033,725)	9,419,769

Cash and cash equivalents - Beginning of year	11,661,745	2,241,976

Cash and cash equivalents - End of year	9,628,020	11,661,745

Cash and cash equivalents consist of
Cash	531,516	61,554
Cash equivalents	9,096,504	11,600,191

	9,628,020	11,661,745

Supplemental disclosure of non-cash investing activities
Stock-based compensation charged to deferred development costs	65,397	-
Amortization of property and equipment charged to deferred development costs	19,036	-

See accompanying notes to consolidated financial statements.

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

(Prepared in Canadian dollars)

1	Nature of operations

Burcon NutraScience Corporation (Burcon or the Company) is incorporated in the Yukon Territory, Canada and its common shares are listed and publicly traded on the Toronto Stock Exchange. The registered address of Burcon is Suite 200, Financial Plaza, 204 Lambert Street, Whitehorse, Yukon and the address of its principal office is 1946 West Broadway, Vancouver, British Columbia. Burcon and its subsidiary are research and development companies that are developing plant protein extraction and purification technology in the field of functional, renewable plant proteins. The Company and its subsidiary are developing CLARISOY®, a soy protein isolate, and two canola proteins, Puratein® and Supertein™ (the Products).

a)	CLARISOY®

On March 4, 2011, Burcon signed a license and production agreement (Soy Agreement) with Archer Daniels Midland Company (ADM) to license its CLARISOY® technology to ADM on an exclusive basis to produce, market and sell CLARISOY® soy protein worldwide. The terms of the Soy Agreement include: (a) the license to ADM of all intellectual property, including know-how and trade secrets, concerning the manufacture and use of CLARISOY®, (b) payments to Burcon on a quarterly basis that begin upon certain approval by the Environment Protection Agency until the first bona fide arm’s length sale of Soy Products manufactured in the Semi-works Production facility, (c) the engineering and design of an initial commercial CLARISOY® production plant to be completed by ADM concurrent with the completion of a definitive agreement, and (d) a royalty structure that incorporates financial incentives for ADM to expand sales globally. ADM will make royalty payments to Burcon on the sales of CLARISOY® under the 20-year Soy Agreement. Maintaining the CLARISOY® soy protein patent portfolio during the term of the Soy Agreement will be the responsibility of Burcon.

b)	Puratein® and Supertein™

Burcon has a license and development agreement (Canola Agreement) with ADM to commercialize Burcon’s canola protein ingredients, including Puratein® and Supertein™. Upon completion of the development period set out in the Canola Agreement, and the parties’ agreement on the royalty rate and minimum royalties payable by ADM, Burcon is required to grant ADM an exclusive, royalty-bearing, worldwide license to use Burcon’s technology to make and sell products, together with certain rights to grant sublicenses. In October 2008, Burcon announced that Puratein® and Supertein™ have been self-affirmed GRAS (Generally Recognized As Safe). On August 30, 2010, Burcon also announced that the U.S. Food and Drug Administration (FDA) has issued a no objection letter that Puratein® and Supertein™ are GRAS under the intended conditions of use. GRAS notification is a voluntary procedure whereby a company informs the FDA of its determination that the use of a substance is GRAS. The total cost of the regulatory recognition process, governed by a defined cost sharing agreement for all of the third-party expenses, was US$945,922, with Burcon’s share at US$585,922. The cost sharing agreement provides that either ADM or Burcon is required to reimburse the other on the occurrence of certain events. On March 1, 2011, Burcon and ADM amended the Canola Agreement to provide a one-year extension to March 1, 2012 to facilitate continued research. In connection with the GRAS notification process, Burcon has agreed to reimburse ADM its share of the costs being US$360,000 (CA$355,680). At March 31, 2011, that amount has been accrued for in accounts payable and accrued liabilities and charged to research and development expense. These funds will be deposited to an interest-bearing escrow account held in trust for

(1)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

(Prepared in Canadian dollars)

Burcon and ADM until March 1, 2012. On March 1, 2012, the funds held in the escrow account, including any accrued interest, will be released to ADM, and upon receipt, all intellectual property, reports, studies or other materials prepared by ADM, Burcon or by a third party in connection with the GRAS process will be deemed to be owned solely by Burcon and ADM will have no further rights with respect thereto. Unless Burcon and ADM come to any other agreements, the Canola Agreement will terminate on March 1, 2012.

2	Significant accounting policies

Basis of presentation

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC).

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP) as set out in the Handbook of the Canadian Institute of Chartered Accountants (CICA Handbook). In 2010, the CICA Handbook was revised to incorporate IFRS, and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011 with early adoption permitted. The Company has commenced reporting on this basis in these consolidated financial statements with a transition date as at April 1, 2009. In the financial statements, the term “Canadian GAAP” refers to Canadian generally accepted accounting principles before the adoption of IFRS.

Subject to certain transition elections disclosed in note 14, the Company has consistently applied the same accounting policies in its opening IFRS balance sheet at April 1, 2009 and throughout all periods presented, as if these policies had always been in effect. Note 14 discloses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated Canadian GAAP financial statements for the year ended March 31, 2011. The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of March 31, 2011. The board of directors approved these financial statements on August 30, 2011.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiary, Burcon NutraScience (MB) Corp. A subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All material intercompany transactions and balances have been eliminated on consolidation.

(2)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

(Prepared in Canadian dollars)

Details of the Company’s subsidiary at March 31, 2011 are as follows:

	Place of	Interest
Name	incorporation	%	Principal activity

Burcon NutraScience (MB) Corp.	Manitoba, Canada	100	Research and development

Business combinations

The Company accounts for business combinations using the acquisition method of accounting. The cost of an acquisition is measured as the cash paid and the fair value of other assets given, equity instruments issued and liabilities incurred or assumed at the acquisition date. All acquired identifiable assets, liabilities and contingent liabilities are recognized at fair value at the acquisition date. Any excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired is recognized as goodwill. If the cost of an acquisition is less than the fair value of the net assets of the acquired entity, the difference is recognized directly in the statement of comprehensive loss. Acquisition-related costs are expensed as incurred.

Accounting estimates

The preparation of consolidated financial statements in accordance with IFRS requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of expenses during the reporting period, and disclosures made in the accompanying notes to the financial statements. Actual results may differ from those estimates.

The significant areas where management’s judgment is applied is in determining the fair value of stock-based compensation (see note 5 for assumptions used by management) and the determination of whether all criteria for deferring development costs are met as well as the determination of the point at which amortization of development costs commences.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less.

Short-term investments

Short-term investments comprise highly liquid short-term interest bearing securities with maturities at their purchase dates of greater than three months but not more than one year.

(3)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

(Prepared in Canadian dollars)

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

At initial recognition, the Company classifies its financial instruments in one of the following categories: fair value through profit and loss, held-to-maturity investments, loans and receivables, available-for-sale investments or other financial liabilities.

A financial asset or liability is classified as fair value through profit and loss if acquired principally for the purpose of selling or repurchasing in the short term. Derivatives are also included in this category unless they are designated as hedges. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statement of income. Gains and losses arising from changes in fair value are presented in the statement of income within other gains and losses in the period in which they arise.

Held-to-maturity investments and loans and receivables are initially recognized at the amount expected to be received, less, when material, a discount to reduce the amount to fair value. Subsequently, held-to-maturity investments and loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment. The Company classified its cash and cash equivalents and short-term investments as loans and receivables.

Available-for-sale investments are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. Gains or losses arising from changes in fair value are recognized in other comprehensive income.

Other financial liabilities are initially recognized at the amount required to be paid, less, when material, a discount to reduce the payables to fair value. Subsequently, other financial liabilities are measured at amortized cost using the effective interest method.

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:

Financial assets carried at amortized cost: The impairment loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

(4)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

(Prepared in Canadian dollars)

Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement income. This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to net income. Impairment losses on available-for-sale equity instruments are not reversed.

The Company has no derivative instruments.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. The Company provides for amortization using the declining balance method at the following annual rates:

Equipment	20%
Computer equipment	30%

Impairment of long-lived assets

The Company tests property and equipment for impairment whenever events or circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Intangible assets that are not being amortized are tested annually for impairment and also if the entity identifies indicators of impairment. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash-generating units). The evaluation is based on the higher of the asset’s fair value less costs to sell and its value in use, which is the present value of future cash flows expected to be derived from the asset in its current state. An impairment loss is recognized in the period it is determined to the extent that the carrying value exceeds the higher of fair value less costs to sell and value in use of the asset or group of assets.

Research and development costs

Research costs are expensed in the period incurred. Development costs are also expensed in the period incurred unless the related process is clearly defined and the costs attributable thereto can be reliably measured; the technical feasibility of the process has been established so that it will be available for use or sale; management has indicated its intention to produce and market, or use, the process; an ability to use or sell the process exists; the process will generate probable future economic benefits; and adequate resources exist, or are expected to be available, to complete the development and to use or sell the process. On March 4, 2011, concurrent with signing the Soy Agreement, the Company commenced deferring development costs related to CLARISOY®. The deferred development costs will be amortized on a straight-line basis over their estimated useful lives commencing on the date the Company starts earning royalties.

(5)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

(Prepared in Canadian dollars)

Goodwill

Goodwill represents the excess at the date of acquisition of the cost of the acquired business over the fair values attributed to the underlying net tangible assets and the identifiable intangible assets. Goodwill is not amortized.

On at least an annual basis, or when circumstances indicate the carrying value of goodwill may not be recoverable, the Company subjects goodwill to an impairment test. For impairment testing purposes, the carrying value of goodwill is allocated to the group of assets that realize the benefits of the acquisition. The impairment assessment is performed by comparing the carrying value of the group of assets, including the allocated carrying value of goodwill, to the higher of its fair value less costs to sell and its value in use, which is the present value of future cash flows expected to be derived from the group of assets in their current state. If the carrying amount of the group of assets exceeds the recoverable amount, an impairment loss is charged to operations in the period such impairment is identified, allocated first to reducing the carrying amount of the goodwill allocated to the group, and then to the other assets of the group.

Income taxes

The Company uses the balance sheet liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Deferred income tax assets and liabilities are recognized in the current period for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Deferred income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets are recognized to the extent they are considered probable to be realized.

Government assistance

The Company carries out research and development in Canada that is eligible for Scientific Research and Experimental Development (SR&ED) Investment Tax Credits (ITC) at both the federal and provincial level. The Company has not recognized the benefits of ITCs because realization of these benefits is not probable at this time. The Company’s determination of ITCs involves uncertainty with respect to management’s interpretation of complex tax regulations. The ITC claims are subject to review and acceptance by the Canada Revenue Agency prior to collection.

(6)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

(Prepared in Canadian dollars)

Stock-based compensation

The Company accounts for stock-based compensation granted to employees using the fair value method calculated using the Black-Scholes option pricing model. Stock-based compensation granted to non-employees is measured at the fair value of the goods and services received unless the fair value cannot be measured reliably, in which case the amount is measured using the fair value of the options granted. For options granted to employees and those providing similar services, including officers and directors, the compensation cost is measured at fair value at the date of grant and is expensed to operations over the award’s vesting period. When stock options are exercised, capital stock is credited by the sum of the consideration paid and by the related portion previously recorded in options. Additional information related to the stock option plan and the assumptions used in the Black-Scholes option pricing model is provided in note 5.

Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The Company has recognized no provisions in these consolidated financial statements.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the net earnings (loss) for the period available to common shareholders by the weighted average number of common shares outstanding during the period. The Company applies the treasury stock method to calculate diluted earnings (loss) per share. Diluted earnings (loss) per share excludes all dilutive potential common shares if their effect is anti-dilutive.

Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the functional currency). These consolidated financial statements are presented in Canadian dollars, which is the Company’s and its subsidiary’s functional currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the statement of income.

(7)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

(Prepared in Canadian dollars)

Future accounting changes

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or IFRIC.

The following standards and interpretations are issued but not yet effective:

  IFRS 7 - Financial instruments - disclosures

Amended to require additional disclosures in respect of risk exposures arising from transferred financial assets. Effective for annual periods beginning on or after July 1, 2011.

  IFRS 9 - Financial instruments - classification and measurement

The first part of a new standard on classification and measurement of financial assets and financial liabilities that will replace IAS 39, Financial Instruments - Recognition and Measurement. IFRS 9 has two measurement categories of financial assets: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise, it is measured at fair value through profit or loss. Financial liabilities are measured either at fair value through profit and loss or amortized cost. Effective for years beginning on or after January 1, 2013.

  New standards addressing scope of reporting entity

IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation - Special Purpose Entities. IFRS 10 changes the definition of control over IFRS so that the same criteria are applied to all entities to determine control.

IFRS 11, Joint Arrangements, replaces IAS 31, Interests in Joint Ventures. IFRS 11 reduces the types of joint arrangements to two: joint ventures and joint operations. IFRS 11 requires the use of equity accounting for interests in joint ventures, eliminating the existing policy choice of proportionate consolidation for jointly controlled entities under IAS 31. Entities that participate in joint operations will follow accounting much like that for jointly controlled assets and jointly controlled operations under IAS 31.

IFRS 12, Disclosure of Interests in Other Entities, sets out the disclosure requirements for entities reporting under IFRS 10 and IFRS 11, and replaces the disclosure requirements currently found in IAS 28,

Investments in Associates.

These standards are all effective for years beginning on or after January 1, 2013.

(8)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

(Prepared in Canadian dollars)

  IFRS 13 - Fair value measurement and disclosure requirements

Provides a single source of guidance on how to measure fair value where its use is already required or permitted by other IFRS and enhances disclosure requirements for information about fair value measurements. Effective for years beginning on or after January 1, 2013.

The Company is currently assessing the impact of these standards and the expected dates of adoption.

3	Property and equipment

		Computer
	Equipment	equipment	Total
	$	$	$

Cost at March 31, 2010	2,956,962	51,621	3,008,583
Current period additions	178,784	1,824	180,608

Cost at March 31, 2011	3,135,746	53,445	3,189,191

Accumulated amortization at March 31, 2010	2,224,530	34,598	2,259,128
Current period amortization	191,706	5,380	197,086

Accumulated amortization at March 31, 2011	2,416,236	39,978	2,456,214

Net book value at March 31, 2011	719,510	13,467	732,977

		Computer
	Equipment	equipment	Total
	$	$	$

Cost at April 1, 2009	2,679,056	43,414	2,722,470
Current period additions	277,906	10,597	288,503
Current period disposals	-	(2,390)	(2,390)

Cost at March 31, 2010	2,956,962	51,621	3,008,583

Accumulated amortization at April 1, 2009	2,066,216	29,581	2,095,797
Current period retirements	-	(638)	(638)
Current period amortization	158,314	5,655	163,969

Accumulated amortization at March 31, 2010	2,224,530	34,598	2,259,128

Net book value at March 31, 2010	732,432	17,023	749,455

(9)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

(Prepared in Canadian dollars)

4	Deferred development costs

$

Cost at March 31, 2010	-
Current period additions	190,284

Cost at March 31, 2011	190,284

Amortization and impairment at March 31, 2010	-
Current period amortization	-

Amortization and impairment at March 31, 2011	-

Net book value at March 31, 2011	190,284

5	Shareholders’ equity

a)	Capital stock

Authorized
        Unlimited number of common shares without par value

On June 18, 2009, Burcon completed a public offering of 2,942,950 common shares at $5.75 per common share, including 333,950 common shares pursuant to the partial exercise of the agents’ over-allotment option. The agents received a cash commission of 6% of the gross proceeds and compensation options (Agents’ Warrants) entitling the agents to purchase up to 117,718 common shares (equal to 4% of the common shares sold pursuant to the offering). Each Agent’s Warrant is exercisable to acquire one common share of the Company at an exercise price of $5.75 per share at any time before and including December 18, 2010. The fair value of the Agents’ Warrants was estimated at $181,600 using the Black-Scholes pricing model and has been included in warrants. During the year ended March 31, 2011, 111,477 (2010 - 6,241) Agents’ Warrants were exercised.

b)	Contributed surplus

Contributed surplus comprises the value ascribed to expired warrants and options and forfeited vested options, previously categorized in either warrants or options, as applicable, within shareholders’ equity.

(10)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

(Prepared in Canadian dollars)

c)	Options

The Company has a stock option plan in which all directors, officers, employees and consultants of the Company and its subsidiary are eligible to participate.

At March 31, 2011, 2,040,871 (2010 - 2,548,871) options to purchase common stock are outstanding from the stock option plan. These options, when vested under the terms of the plan, are exercisable at prices ranging between $2.80 and $9.60 per common share. At the annual general meeting held on September 3, 2009, the shareholders of the Company approved an increase of 1,046,343 to the option plan. An additional 41,045 (2010 - 171,045) options may be granted in future years under this plan. Unless otherwise determined by the board of directors, the options have a term of 10 years from the date of grant. The vesting terms are determined at the discretion of the board of directors at the time of grant. During the years ended March 31, 2011 and 2010, the estimated average vesting period of the outstanding options was 24 months. The remaining outstanding vesting period at March 31, 2011 was approximately 9 months (2010 - 21 months). All grants are recognized using graded vesting, with each vesting tranche being valued separately, and the fair value of each tranche recognized over its respective vesting period.

		2011		2010
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$

Outstanding - Beginning of year	2,548,871	5.59	1,877,002	3.07

Granted	130,000	8.81	990,000	9.39
Exercised	(638,000)	1.92	(218,130)	1.88
Expired	-	-	(50,001)	1.72
Forfeited	-	-	(50,000)	6.25

Outstanding - End of year	2,040,871	6.94	2,548,871	5.59

(11)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

(Prepared in Canadian dollars)

The following table summarizes information about stock options outstanding and exercisable at March 31, 2011:

		Options outstanding		Options exercisable
		Weighted
	Number	average	Weighted	Number	Weighted
	outstanding	remaining	average	exercisable	average
Range of	at March 31,	contractual	exercise	at March 31,	exercise
exercise prices	2011	life	price	2011	price
$		(years)	$		$

2.80 to 3.30	565,871	1.07	3.17	565,871	3.17
5.67 to 6.50	440,000	2.75	5.78	418,333	5.75
8.65 to 9.60	1,035,000	8.75	9.50	461,666	9.46

	2,040,871			1,445,870

The fair value of each option is estimated as at the date of grant or other measurement date using the Black-Scholes option pricing model and the following weighted average assumptions:

	2011	2010

Dividend yield	0.0%	0.0%
Expected volatility	75.1%	74.9%
Risk-free interest rate	3.5%	2.9%
Expected forfeitures	11.4%	9.7%
Expected average option term (years)	8.4	7.5

The expected volatility and expected forfeitures are based on historical volatility and forfeitures. The risk-free rate of return is the yield on a zero-coupon Canadian treasury bill of a term consistent with the expected average option term. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

The weighted average fair value of the options granted during the year ended March 31, 2011 was $6.72 (2010 - $6.82) per option.

Included in research and development expenses is $1,051,561 (2010 - $653,190) (note 6) of stock-based compensation and included in general and administrative expenses is $3,039,558 (2010 - $2,324,902) (note 7) of a combination of stock-based compensation and costs settled by way of stock options. Included in deferred development costs is $65,397 (2010 - $nil) of stock-based compensation.

(12)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

(Prepared in Canadian dollars)

d)	Warrants

As at March 31, 2011 and 2010, the following warrants were outstanding:

March 31,				March 31,	Exercise	Expiry
2010	Granted	Exercised	Expired	2011	price	date
					$

111,477	-	(111,477)	-	-	5.75	December 18, 2010

March 31,				March 31,	Exercise	Expiry
2009	Granted	Exercised	Expired	2010	price	date
					$

-	117,718	(6,241)	-	111,477	5.75	December 18, 2010

6	Research and development

	2011	2010
	$	$

Salaries and benefits (note 5)	1,897,935	1,538,151
Toxicology trials	355,680	3,567
Laboratory operation	318,605	338,158
Amortization	174,383	160,590
Rent	73,612	75,987
Analyses and testing	53,553	50,454
Travel and meals	16,085	22,330

	2,889,853	2,189,237

(13)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

(Prepared in Canadian dollars)

7	General and administrative

	2011	2010
	$	$

Salaries and benefits (note 5)	3,518,819	2,539,769
Professional fees (note 5)	1,716,424	1,296,863
Investor relations	389,945	399,168
Management fees (note 9)	165,563	169,496
Office supplies and services	103,075	121,397
Travel and meals	84,693	85,461
Other	73,165	61,680
Amortization	3,667	3,379
TSX listing fee	-	210,277

	6,055,351	4,887,490

8	Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	2011	2010
	$	$

Loss for the year, being loss attributable to common shareholders - basic and diluted	8,806,474	6,989,116

	Shares	Shares

Weighted average common shares - basic and diluted	29,545,189	28,286,590

Basic and diluted loss per share	(0.30)	(0.25)

For the years ended March 31, 2011 and 2010, the Company excluded all potential common share equivalents from the diluted loss per share calculation as they were anti-dilutive.

(14)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

(Prepared in Canadian dollars)

9	Related party transactions

The Company engaged a company that is controlled by an entity that has significant influence over Burcon for the following related party transactions:

Included in general and administrative expenses for the year ended March 31, 2011 is $40,777 (2010 - $28,131) for office space rental, services, and equipment rental.

For the year ended March 31, 2011, included in management fees is $165,563 (2010 - $169,496) for services provided. At March 31, 2011, $nil (2010 - $6,280) of this amount is included in accounts payable and accrued liabilities. For the year ended March 31, 2011, included in interest and other income is $2,093 (2010 - $nil) for management services provided. At March 31, 2011, $819 (2010 - $nil), of this amount is included in amounts receivable. Also, included in capital stock are share issue costs of $nil (2010 - $18,523) for services provided.

10	Key management compensation

Remuneration of directors and key management personnel comprises:

	2011	2010
	$	$

Short-term benefits	304,568	286,132
Option-based awards	1,930,987	1,642,665

	2,235,555	1,928,797

Short-term benefits comprise salaries, fees and benefits.

Option-based awards represent the cost to the group of senior management and directors’ participation in the incentive stock option plan, as measured by the fair value of instruments granted accounted for in accordance with IFRS 2, Share-based Payment. For details of these plans refer to note 5 to the financial statements.

(15)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

(Prepared in Canadian dollars)

11	Income taxes

The recovery of income taxes differs from the amount obtained by applying the statutory Canadian federal and provincial income tax rates to loss for the year as follows:

	2011	2010
	$	$

Recovery of income taxes based on the combined statutory income tax rate of 29.1% (2010 - 30.3%)	(2,454,000)	(2,018,000)
Deferred income tax assets not recognized	1,250,000	424,000
Adjustment to deferred income tax assets for changes in tax rates	122,000	168,000
Non-deductible items and tax adjustments	1,082,000	877,000
Non-capital losses expired	-	549,000

Recovery of income taxes	-	-

The decrease in the combined statutory income tax rates for 2011 from 2010 is due to a decrease in the provincial substantively enacted tax rates for BC and Manitoba.

As at March 31, 2011, the Company has non-capital losses of approximately $19,213,000 (2010 - $15,032,000) available to reduce taxable income in future years. These losses expire as follows:

$

2014	1,672,000
2015	1,943,000
2026	1,502,000
2027	1,814,000
2028	2,093,000
2029	2,432,000
2030	3,576,000
2031	4,181,000

19,213,000

In addition, the Company has SR&ED expenditures of approximately $10,132,000 available to carry forward indefinitely.

ITCs of $4,035,000 may be used to offset deferred income taxes otherwise payable and expire between 2014 and 2031.

(16)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

(Prepared in Canadian dollars)

The tax effects of temporary differences that give rise to deferred income tax assets are as follows:

	2011	2010
	$	$

Deferred income tax assets
SR&ED expenditures	2,554,000	2,363,000
Losses from operations carried forward	5,050,000	3,928,000
Financing costs	230,000	321,000
Property and equipment	116,000	87,000

Unrecognized deferred income tax assets	7,950,000	6,699,000

Management believes the realization of income tax benefits related to these losses and other potential deferred income tax assets is uncertain at this time and cannot be viewed as probable. Accordingly, the Company has not recognized these deferred income tax assets.

12	Financial instruments

Credit risk

The financial instruments that potentially expose the Company to a concentration of credit risk are cash and cash equivalents, amounts receivable and short-term investments. The Company’s cash equivalents comprise banker’s acceptances, term deposits and other interest-bearing savings instruments with Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with various Canadian chartered banks.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and short-term investments that earn interest at a fixed interest rate. Burcon’s cash and cash equivalents and short-term investments are held at various Canadian chartered banks to maximize interest and to diversify risk. For the year ended March 31, 2011, the weighted average interest rate on the interest earned on the Company’s cash and cash equivalents was 1.01% (2010 - 0.74%) and the weighted average interest rate earned on the short-term investments was 1.47% (2010 - 1.22%) per annum. The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at March 31, 2011 is estimated to be a $96,000 increase or decrease in interest income per year.

(17)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

(Prepared in Canadian dollars)

Liquidity risk

The Company manages liquidity risk through the management of its capital structure (note 13). It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities at March 31, 2011 was $1,328,920, all of which is within the next 12 months.

13	Capital disclosures

The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its research development program. The Company is dependent on non-operating sources of cash, primarily from issuing equity, to fund its operations and research development program. The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs. It seeks additional equity capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required. The Company raised net proceeds of $15.4 million in equity financing on June 18, 2009 to fund its strategic objectives.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended March 31, 2011.

14	Transition to International Financial Reporting Standards (IFRS)

The Company’s financial statements for the year ended March 31, 2011 are the first annual financial statements that comply with IFRS, including the application of IFRS 1, First-time Adoption of International Financial Reporting Standards.

IFRS 1, First-time Adoption of International Financial Reporting Standards

Adoption of IFRS requires the application of IFRS 1, First-time Adoption of International Financial Reporting Standards, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 gives entities adopting IFRS for the first time a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. According to IFRS 1, hindsight may not be used to create or revise estimates. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS.

(18)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

(Prepared in Canadian dollars)

The following are the optional exemptions available under IFRS 1 that the Company applied in the conversion from Canadian GAAP to IFRS:

Stock-based compensation

IFRS 1 permits the application of IFRS 2, Share-based Payment, only to equity instruments granted after November 7, 2002 that had not vested by the date of transition to IFRS. The Company has applied this exemption and will apply IFRS 2 for equity instruments granted after November 7, 2002 that had not vested by April 1, 2009.

Business combinations

Under IFRS 1, an entity has the option to retroactively apply IFRS 3, Business Combinations, to all business combinations or may elect to apply the standard prospectively only to those business combinations that occur after the date of transition. The Company has applied this exemption, removing the requirement to retrospectively restate all business combinations prior to the date of transition to IFRS.

Financial statement impact on transition to IFRS

The adoption of IFRS has resulted in changes to the Company’s reported financial position and results of operations. The Company’s adoption of IFRS did not have an impact on the total operating, investing or financing cash flows. In order to allow the users of the financial statements to better understand these changes, the financial statements previously presented under Canadian GAAP have been reconciled to IFRS. The reconciling item on transition to IFRS relates to the adoption of IFRS 2, Share-based Payment. For a description of this change in accounting policy, see the discussion in Notes to the IFRS Reconciliations below.

(19)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

(Prepared in Canadian dollars)

The April 1, 2009 Canadian GAAP consolidated balance sheet has been reconciled to IFRS as follows:

		Effect of
	Canadian	transition to
	GAAP	IFRS	IFRS
	$	$	$

Assets

Current assets
Cash and cash equivalents	2,241,976	-	2,241,976
Amounts receivable	35,621	-	35,621
Prepaid expenses	138,172	-	138,172

	2,415,769	-	2,415,769

Property and equipment	626,673	-	626,673

Goodwill	1,254,930	-	1,254,930

	4,297,372	-	4,297,372

Liabilities

Current liabilities
Accounts payable and accrued liabilities	346,730	-	346,730

Shareholders’ Equity
Capital stock	28,268,997	-	28,268,997
Contributed surplus	3,705,549	-	3,705,549
Options	3,003,446	108,615	3,112,061
Deficit	(31,027,350)	(108,615)	(31,135,965)

	3,950,642	-	3,950,642

	4,297,372	-	4,297,372

(20)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

(Prepared in Canadian dollars)

The March 31, 2010 Canadian GAAP consolidated balance sheet has been reconciled to IFRS as follows:

		Effect of
	Canadian	transition to
	GAAP	IFRS	IFRS
	$	$	$

Assets

Current assets
Cash and cash equivalents	11,661,745	-	11,661,745
Short-term investments	2,320,372	-	2,320,372
Amounts receivable	25,052	-	25,052
Prepaid expenses	109,566	-	109,566

	14,116,735	-	14,116,735

Property and equipment	749,455	-	749,455

Goodwill	1,254,930	-	1,254,930

	16,121,120	-	16,121,120

Liabilities

Current liabilities
Accounts payable and accrued liabilities	401,179	-	401,179

Shareholders’ Equity
Capital stock	44,236,390	-	44,236,390
Contributed surplus	3,762,983	-	3,762,983
Options	5,236,268	437,409	5,673,677
Warrants	171,972	-	171,972
Deficit	(37,687,672)	(437,409)	(38,125,081)

	15,719,941	-	15,719,941

	16,121,120	-	16,121,120

 (21)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

(Prepared in Canadian dollars)

The March 31, 2011 Canadian GAAP consolidated balance sheet has been reconciled to IFRS as follows:

		Effect of
	Canadian	transition to
	GAAP	IFRS	IFRS
	$	$	$

Assets

Current assets
Cash and cash equivalents	9,628,020	-	9,628,020
Short-term investments	2,304,465	-	2,304,465
Amounts receivable	41,919	-	41,919
Prepaid expenses	81,570	-	81,570

	12,055,974	-	12,055,974

Property and equipment	732,977	-	732,977

Deferred development costs	201,500	(11,216)	190,284

Goodwill	1,254,930	-	1,254,930

	14,245,381	(11,216)	14,234,165

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,328,920	-	1,328,920

Shareholders’ Equity
Capital stock	47,158,758	-	47,158,758
Contributed surplus	3,762,983	-	3,762,983
Options	8,115,843	799,216	8,915,059
Deficit	(46,121,123)	(810,432)	(46,931,555)

	12,916,461	(11,216)	12,905,245

	14,245,381	(11,216)	14,234,165

(22)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

(Prepared in Canadian dollars)

The Canadian GAAP consolidated statement of operations and comprehensive loss for the year ended March 31, 2010 has been reconciled to IFRS as follows:

		Effect of
	Canadian	transition to
	GAAP	IFRS	IFRS
	$	$	$

Expenses
General and administrative	3,177,036	1,710,454	4,887,490
Research and development	2,101,159	88,078	2,189,237
Professional fees	1,296,863	(1,296,863)	-
Management fees and services	169,496	(169,496)	-
Amortization	3,379	(3,379)	-

Loss from operations	(6,747,933)	(328,794)	(7,076,727)

Interest and other income	87,611	-	87,611

Loss and comprehensive loss for the year	(6,660,322)	(328,794)	(6,989,116)

The Canadian GAAP consolidated statement of operations and comprehensive loss for the year ended March 31, 2011 has been reconciled to IFRS as follows:

		Effect of
	Canadian	transition to
	GAAP	IFRS	IFRS
	$	$	$

Expenses
General and administrative	3,922,482	2,132,869	6,055,351
Research and development	2,764,045	125,808	2,889,853
Professional fees	1,716,424	(1,716,424)	-
Management fees and services	165,563	(165,563)	-
Amortization	3,667	(3,667)	-

Loss from operations	(8,572,181)	(373,023)	(8,945,204)

Interest and other income	138,730	-	138,730

Loss and comprehensive loss for the year	(8,433,451)	(373,023)	(8,806,474)

(23)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2011 and 2010

(Prepared in Canadian dollars)

Notes to the IFRS reconciliations

Share-based payments

Under Canadian GAAP, the fair value of stock-based awards with graded vesting was calculated as one grant and the resulting fair value was recognized on a straight-line basis over the vesting period. Forfeitures of awards were recognized as they occurred.

Under IFRS, a fair value measurement is required for each vesting instalment within the option grant. Each instalment must be valued separately, based on assumptions determined from historical data, and recognized as compensation expense over each instalment’s individual tranche vesting period. Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods. As at April 1, 2009, this difference in accounting policy resulted in an increase in options of $108,615, and an increase of $108,615 in deficit. As at March 31, 2011, this difference in accounting policy resulted in an increase in options of $799,216 (2010 - $437,409), a cumulative increase of $810,432 (2010 - $437,409) in stock-based compensation expense and a decrease of $11,216 (2010 - $nil) in the carrying value of deferred development costs.

Under IFRS, expenses reported in the statement of operations and comprehensive loss are presented either by nature or function. Under Canadian GAAP, there is no such requirement. This difference in financial statement presentation resulted in the Company including professional fees, management fees and services, and amortization that were separately disclosed in the statement of operations and comprehensive loss under Canadian GAAP as part of general and administrative expenses under IFRS.

15	Subsequent events

No adjusting or significant non-adjusting events have occurred between the reporting date and the date these financial statements were authorized for issue.

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